DD 9/24/14

[redacted]

14049968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Securities Group Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 West 38th Street
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Roberts 646-822-1433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York, NY 10154 (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2014
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TG 9/25/14

OATH OR AFFIRMATION

I, Jonathan Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Securities Group Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Signature Securities Group Corporation:

We have audited the accompanying statement of financial condition of Signature Securities Group Corporation, a wholly owned subsidiary of Signature Bank, as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Signature Securities Group Corporation as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2014

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents ($518,046 with the Parent)	$	22,220,458
Receivable from broker-dealers and clearing organizations		249,513
Premises and equipment, net		353,154
Due from affiliate		656,285
Deferred tax asset, net		711,778
Other assets		215,196
Total assets	$	24,406,384

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses payable	$	2,359,942
Due to affiliate		259,765
Total liabilities		2,619,707
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		20,851,550
Retained earnings		935,067
Total stockholder's equity		21,786,677
Total liabilities and stockholder's equity	$	24,406,384

See accompanying notes to statement of financial condition.

(1) Organization

Signature Securities Group Corporation (SSG or the Company), a wholly owned subsidiary of Signature Bank (the Parent), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is subject to regulation and oversight by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including "riskless" principal transactions, agency transactions, investment advisory services, and consulting services.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations, which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. These financial instruments are reflected in the statement of financial condition on a trade-date basis and are recorded at fair value.

Cash and cash equivalents at December 31, 2013 primarily consisted of a bank money market account with the Parent of $432 thousand, a nonallowable asset, and Fidelity U.S. government money market funds of $21.6 million, an allowable asset. Typically, all cash and cash equivalents would be considered allowable assets in the computation of net capital; however, since the $432 thousand is on deposit with SSG's Parent the balance must be treated as a nonallowable asset due to its direct affiliation.

(c) Income Taxes

The Parent files consolidated Federal, New York State, and New York City income tax returns. The Company has entered into a tax allocation agreement with the Parent, whereby the Company determines its Federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group. Income tax expense consists of current and deferred income tax expense (benefit). Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed and a valuation allowance is provided for that portion of the asset for which it is more likely than not that it will not be realized on a separate company basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

(d) Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

(e) Deposits

The Company maintains cash deposits of $100,000 at its clearing broker. This amount is included in receivable from broker-dealers and clearing organizations in the Company's statement of financial condition.

(3) Fair Value Measurements

The Company has adopted Financial Accounting Standard Board (FASB) requirements regarding fair value measurements, which:

- Define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establish a framework for measuring fair value;
- Expand disclosures about instruments measured at fair value; and
- Establish a three-level hierarchy for fair value measurements based on the inputs used in the valuation. The hierarchy provides the basis for certain of the new disclosure requirements which are dependent upon the frequency of an item's measurement at fair value (recurring versus nonrecurring).

The three-level hierarchy prioritizes techniques used to measure the fair value of assets and liabilities, based on the transparency and reliability of inputs to valuation methodologies. The three levels are defined as follows:

Level 1 – Valuations are based on quoted prices in active markets for identical assets or liabilities. Accordingly, valuation of these assets and liabilities does not entail a significant degree of judgment. Examples include most U.S. government securities and exchange-traded equity securities.

Level 2 – Valuations are based on either quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly. Examples include U.S. Agency securities, municipal bonds, corporate bonds, certain residential and commercial mortgage-backed securities, deposits, and most structured notes.

Level 3 – Valuations are based on inputs to the methodology that are unobservable and significant to the fair value measurement. These inputs reflect management's own judgments about the assumptions that market participants would use in pricing the assets and liabilities. Examples include certain commercial loans, certain residential and commercial mortgage-backed securities, private equity investments, and complex over-the-counter derivatives.

The Company has investments in money market funds, which are valued utilizing quoted market prices and are classified as Level 1 assets. The carrying value of the Company's investments as of December 31, 2013 was equal to that of the investments' fair value.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company's net capital was $18,821,170, which was $18,571,170 in excess of its required net capital of $250,000.

The Company operates pursuant to the exemptive provisions of Section (k)(2)(ii) of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, and accordingly, all customer transactions are cleared through National Financial Services LLC on a fully disclosed basis.

(5) Incentive Savings Plan

The Company, with the Parent, has a 401(k) program under which employees may make personal contributions of up to 60% of their pretax earnings by means of payroll deductions. The Company matches 100% of the first 3% of compensation contributed to the plan and 50% of the next 4% of compensation contributed. The Company is allocated a portion of this expense based upon an overall benefits allocation between the Company and the Parent.

(6) Income Taxes

The Company and the Parent will file consolidated Federal, New York State, and New York City tax returns for the year ended December 31, 2013. Additionally, the Company files other state and local returns on a stand-alone basis. The Company has entered into a tax allocation agreement with the Parent.

The provision for income taxes of the Company is determined on a separate company basis using the same computational method as the consolidated group. At December 31, 2013, the Company has a $41,046 payable to the Parent for its share of the consolidated group's tax expense, which is recorded in due to affiliate on the accompanying statement of financial condition.

At December 31, 2013, a net deferred tax asset resulted from temporary differences between the financial reporting amounts and tax bases of certain assets. The components are set forth in the following table:

Deferred tax assets:		
Unearned compensation	$	860,983
Total deferred tax assets		860,983
Deferred tax liabilities:		
Prepaid assets		(69,622)
Depreciation		(79,583)
Total deferred tax liabilities		(149,205)
Net deferred tax asset	$	711,778

The Company provided a valuation allowance for the entire net deferred tax asset in all periods prior to December 31, 2010. The company was profitable in 2011 and sustained profitability during 2012 and 2013 thus incurring income tax expense over those periods. The valuation allowance was thereafter reversed in 2012. At December 31, 2013, management has again concluded that a valuation allowance is not required based upon projections of taxable income in future periods. The Company has not recognized any liabilities for unrecognized tax benefits related to uncertain tax positions. The Company remains subject to examination for income tax returns for the years ending after December 31, 2010.

(7) Stock-Based Compensation

In March 2004, the Parent adopted the Signature Bank 2004 Long-Term Incentive Plan (the 2004 equity incentive plan or the Plan) for grants to be made to participants, including officers, employees, and consultants. The 2004 equity incentive plan was subsequently amended and restated upon receiving required shareholder approval at the 2008 Annual Shareholders Meeting held on April 17, 2008. The Plan is designed to assist in attracting, retaining, and motivating officers, employees, directors, and/or consultants and provides the Parent and its subsidiaries with a stock plan providing incentives directly related to increases in shareholder value.

(8) Related-Party Transactions

The Company acts as agent for and consultant to the Parent on the purchase, assembly, and sale of SBA loans and pools. As of year-end December 31, 2013, the Company had a $656,286 receivable and a $259,765 payable with the Parent. In December of 2013, the Company's Parent contributed $5,000,000 in Capital to the Company. The purpose of this contribution was to allow the Company to achieve $15,000,000 in Net Capital, which qualified it to participate in a potential venture with a municipality.

(9) Financial Transactions

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company monitors this risk of the Parent by reviewing the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

(10) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Signature Securities Group Corporation:

In planning and performing our audit of the financial statements of Signature Securities Group Corporation, a wholly owned subsidiary of Signature Bank, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2014

```
#####     ##    #####   #####   ######  #####     ##
 #   #     #     #   #   #   #   #    #  #   #     #
 #   #    # #    #   #   #   #   # #     #   #    # #
 ####     # #    #   #   ####    ###     #   #    # #
 #   #    # #    ####    #   #   # #     ####     # #
 #   #    ###    #  #    #   #   #       #  #     ###
 #   #   #   #   #   #   #   #   #    #  #   #   #   #
#####   ### ### ###   # #####   ######  ###   # ### ###
```

Job : 744
Date: 9/17/2014
Time: 4:15:14 PM